CBOE Demutualization Member Meeting March 18, 2010 Filed by CBOE Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: CBOE Holdings, Inc. Subject Company’s Commission File No.: 333-140574 The following slide presentation was delivered at a CBOE member meeting on March 18, 2010.

CBOE Holdings Registration Statements On March 11 CBOE filed Amendment 5 to CBOE Holdings’ S-4 Registration Statement and an initial S-1 Registration Statement Amendment 5 updates CBOE Holdings’ existing S-4 and includes the proxy statement to be used to solicit the membership vote on the restructuring transaction or “demutualization.” It is available at www.cboe.org. The S-1 Registration Statement has been filed in response to the board’s decision to pursue an initial public offering of CBOE Holdings stock concurrent with the restructuring 2

CBOE’s Demutualization Strategy Pursue a concurrent demutualization and initial public offering (IPO) Target completion of both demutualization and IPO by the end of the second quarter of 2010 Prior to the vote the S-4 will a specify price below which CBOE would not proceed If market conditions suggest that such a price is not feasible we will not proceed with either the restructuring transaction or the IPO without seeking additional member approval 3

Recap of the Settlement CBOE is obligated to demutualize as soon as commercially reasonable. If demutualization has not occurred by Dec. 2, 2010, CBOE must pay out the $300 million at that time Participating Group A Settlement Class Members (“A Participants”) and Participating Group B Settlement Class Members (“B Participants”) will share in a cash pool equal to $300 million Each “B Participant” will receive from the cash pool $250,000 for each Exercise Right Privilege owned Each “A Participant” will receive a pro rata share of the remaining cash pool plus equity in CBOE Holdings such that when their equity is compared to the seat owners it shall be in a proportion of 18% to the 82% Certain “A Participants” will receive a payment equal to certain access fees they paid to CBOE from July 2007 until the date of the restructuring transaction 4

The Restructuring Transaction CBOE will complete its demutualization through the following steps: CBOE will become a wholly-owned subsidiary of CBOE Holdings, Inc. Each of the 930 CBOE seats will be exchanged for 60,000* shares of Class A common stock in CBOE Holdings, Inc. Each of the 629 “A Participants” will receive 14,080* shares of Class B common stock of CBOE Holdings, Inc. with respect to each of the 870 Group A Packages Seats will no longer exist and member access to CBOE will be through CBOE trading permits issued by CBOE *Being evaluated 5

The Restructuring Transaction Concurrent with the restructuring transaction, CBOE intends to have an underwritten initial public offering of common stock Seat owners and “A Participants” may participate as sellers in the IPO Upon completion of the IPO the shares issued to former seat owners and members of the settlement class will be converted such that one-half of the shares will be Class A-1 and one-half will be A-2 common stock The A-1 and A-2 common stock will have all the rights and privileges of Class A common stock but will be issued subject to different transfer restrictions: the A-1 shares will be subject to a 180-day lockup; the A-2 shares will be subject to a 360-day lockup 6

CBOE’s Demutualization Strategy Provides owners multiple opportunities to monetize a portion of their current investment in CBOE Special dividend Regular quarterly dividends IPO Tender offer First lock up expiring 180 days following IPO Second lock up expiring 360 days following IPO 7

Special Dividend Following the demutualization each former seat owner will receive a special dividend of approximately $100,000* per seat Each “A Participant” will receive a special dividend of approximately $23,500* per Group A Package Dividend checks should be received within one week of demutualization *Based on 60,000 shares per seat, and 14,080 shares per “A Participant” package; amount may vary slightly if number of shares changes 8

Regular Quarterly Dividends Board intention to declare annual dividends of 20-30% of the prior year’s net income adjusted for unusual items Decision to declare a dividend is at the Board’s discretion Board must consider factors such as earnings, financial condition, capital requirements and level of indebtedness 9

Initial Public Offering (IPO) An overall size for the IPO will be established Current seat owners and “A Participants” will be offered the opportunity to sell shares in the IPO The number of new shares to be sold by CBOE Holdings will be determined in part by the number of shares to be sold by selling stockholders Any shares sold by CBOE in the IPO will create dilution for all stockholders The tender offer is intended to address this dilution 10

Participating in the IPO If you wish to participate in the IPO you will be provided documents, well in advance of the IPO, which you will need to have executed. These include the following: A custody agreement A power of attorney A selling stockholder’s questionnaire A legal opinion from your attorney 11

The Proposed Tender Offer We currently intend to conduct a tender offer commencing between the 30th and the 120th day after the closing of the IPO, subject to market conditions Technically there would be two concurrent tender offers, one for the A-1 shares and one for the A-2 shares, each in the same aggregate amounts The price offered per share in each tender offer will be approximately the prevailing market price of the unrestricted common shares at the time the offers commence The aggregate dollar amounts of the tender offers, if fully subscribed, would be roughly equal to the net proceeds to the CBOE from the IPO 12

Tender Offer Shares sold in the IPO by CBOE Holdings increase the total shares outstanding and, thereby, dilute the earnings per share for all stockholders Repurchasing shares through the tender offer addresses two goals: Repurchasing shares eliminates some of the dilution to the extent that it reduces the number of shares outstanding The tender offer allows members to sell stock after the IPO, prior to expiration of the lock ups 13

Share Ownership Post Demutualization 14 17.57% 80.02% 2.24% 0.17% CBOE Seat Owners Settlement Class Management Board of Directors

Next Steps and Projected Timeline 15

Disclaimer This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605. CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE and CBOE Holdings is available in the prospectus/proxy statement. 16

Questions? 17

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